AIMCO PROPERTIES, L.P.
4582 South Ulster Street Parkway, Suite 1100
Denver, CO 80230
September 7, 2006
Correspondence Filing Via Edgar and Overnight Delivery
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C. 20549

Attn:	Linda van Doorn
Thomas Flinn

	Re:	AIMCO Properties, L.P.
File No. 000-24497
Form 10-K for the year ended December 31, 2005
Ladies & Gentlemen:
          This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) conveyed to the undersigned on behalf of AIMCO Properties, L.P., a Delaware limited partnership (the “Partnership”), in an August 30, 2006, phone call. That call was in response to a letter dated August 17, 2006, which was sent in response to a Staff comment letter dated August 3, 2006, which was sent in response to the Partnership’s July 28, 2006, response to the Staff’s original comment letter dated July 14, 2006.
*      *      *      *      *
          The Staff requested (a) a summary of the High Performance Unit (“HPU”) programs, (b) an explanation of the valuation methodology used in determining the value of such programs, (c) the results of prior HPU programs and (d) the payment process for such investments. As we discussed, we have provided a summary of the Class IX High Performance Units (“Class IX HPUs”), which is substantially similar to the structure and methodology of recent HPU programs.
Program Structure. As detailed more fully in Apartment Investment and Management Company’s (“Aimco”) Definitive Proxy Statement filed March 27, 2006 (the “2006 Aimco Proxy”) the Class IX HPUs have the following characteristics:
•	The Class IX HPUs have a three-year measurement period starting on January 1, 2006, and ending December 31, 2008.

United States Securities and Exchange Commission
September 7, 2006

•	The Class IX HPUs have nominal value unless the Aimco total return (dividend income plus share price appreciation) exceeds 115% of the cumulative total return of the MSCI US REIT Index and has a cumulative total return for the three year period of at least 36.8% (equivalent to 11% per year compounded).

•	The amount, if any, by which the total return of the Aimco’s Class A Common Stock (the “Common Stock”) over the measurement period exceeds the applicable total return hurdle will be considered the “Outperformance Return.”

•	The Outperformance Return multiplied by Aimco’s average market capitalization will be considered “Outperformance Stockholder Value Added” for stockholders.

•	If the minimum total return hurdle is met as of December 31, 2008, the holders of the Class IX HPUs will thereafter receive distributions and allocations of income and loss at the same time and in the same amount (subject to certain exceptions upon liquidation of the AIMCO Properties, L.P. (the “Operating Partnership”) as a number of Partnership Common Units of the Operating Partnership (“Common OPUs”) equal to (i) 5% of Outperformance Stockholder Value Added, divided by (ii) the average volume weighted price of Common Stock over the 20 trading days ending on the determination date (subject to the limits on dilution described below).

•	Class IX HPUs are not transferable (except to family trusts or family partnerships) until the holder of the Class IX HPUs dies, and are not redeemable or exchangeable for Common OPUs or Common Stock unless there is a change of control of Aimco.

•	The dilutive impact to Aimco’s stockholders from the Class IX HPUs cannot exceed 1.0%.

•	In calculating the Aimco total returns for the Class IX HPUs, the initial value of the Common Stock is $38.54, which is an average of the volume-weighted daily trading price of the Common Stock for the 20 consecutive trading days immediately preceding the end of the period on December 31, 2005.
Valuation Methodology. Aimco engaged Lehman Brothers to assist with the valuation of the Class IX HPUs. Lehman’s valuation is based on the premise that the value of the Class IX HPUs can be expressed as the present value of future dividends payable by Aimco, multiplied by the probability that these future dividends streams will occur. As a result, Lehman Brothers valued the Class IX HPUs using an iterative approach that involved calculating the potential payoff to investors (and, therefore, payout from Aimco) for 12,000 possible combinations of values on the valuation date of (1) Aimco total return and (2) the MSCI US REIT index. The payoff for each “outcome” was valued by calculating the present value of the projected future dividend stream beyond the valuation date (that is, the dividend stream that would be received by the Class IX HPU holders). These “outcome values” were then multiplied by the probability that each outcome would take place in order to achieve a final value.

United States Securities and Exchange Commission
September 7, 2006

The value derived for the program is the result of a number of variables used to simulate the future performance of both Aimco’s total return and the MSCI US REIT index. The following section discusses the variables involved in the valuation, the values used for each variable, and background on the selection of these values:
HPU Plan-Specific Inputs

Variable	Value	Background
Measurement Period	3 years	From January 1, 2006 through December 31, 2008

Minimum Appreciation Threshold	36.8%	Aimco must generate this minimum return in order for the Class IX HPUs to have more than nominal value. This equals an 11% compounded annual return.

Index Hurdle	115%	Aimco’s total return (stock price appreciation plus dividends) must exceed this percentage of the MSCI US REIT index in order for the Class IX HPUs to have more than nominal value.

Plan Multiplier on Average Market Capitalization	5.00%	This figure is used in the calculation of the number of Class IX HPUs issued on the valuation date.

Dilution Level	1.00%	This is the maximum dilutive impact to Aimco’s stockholders from the Class IX HPUs.
Other Variables and Inputs

Variable/Input	Value	Background
Outstanding Shares and Units (12/31/05)	106,071,465	This figure is reported in Aimco’s 2005 10K. For the purposes of the valuation, it is used to determine the number of Class IX HPUs on the valuation date. The valuation assumes that this number remains constant throughout the measurement period.

Fully Diluted Shares and Units (12/31/05)	106,518,000	This figure is reported in Aimco’s Fourth Quarter 2005 Earnings Release. For the purposes of the valuation, it is used to determine the 1.0% dilution cap on the valuation date. The valuation assumes that this number remains constant throughout the measurement period.

Stock Price (12/31/05)	$38.24	This represents the volume weighted average stock price for the 20 business days immediately preceding 12/31/05, and is the starting point for Aimco total return calculations.

United States Securities and Exchange Commission
September 7, 2006

Variable/Input	Value	Background
Dividends per Share	$2.40	This represents Aimco’s current annual dividend per share, and is included in the calculation of Aimco’s annual return. It is also used to determine the present value of future dividend streams to investors (after a dividend growth rate is applied).

Aimco Common Stock Volatility	20.81%	This figure is based on Aimco’s stock performance for the 100 days immediately preceding 12/31/05. It is used in conjunction with the MSCI US REIT index volatility and the correlation to the index to determine the probability of each outcome.

MSCI US REIT Index Volatility	15.74%	This represents the likelihood of variance in the MSCI US REIT index for the 100 days immediately preceding 12/31/05, and is also used to determine the probability of each outcome.

Correlation of Aimco to Index	35.0%	This figure is calculated over the three years immediately preceding 12/31/05, and measures the extent to which Aimco’s stock price and the MSCI US REIT index have moved in concert with one another. This is the third component used to measure the probability of each outcome.

Risk-Free Rate	4.1%	This is the value of the three-month US Treasury Note as of 12/31/05, and represents the price of a security with essentially no risk.

Discount Rate	24.0%	This is the rate used to calculate the present value of future dividend streams, which form the basis of the value of Class IX HPUs.

Dividend Growth Rate	1.5%	This is the rate used to predict future dividend payments.
Of the variables listed above, the discount rate and the dividend growth rate warrant further discussion.
Discount Rate: The figure used for discount rate was deemed representative of other investments with risk levels and restrictions similar to the Class IX HPUs. Some of the relevant factors influencing this choice are as follows:
1.	The Class IX HPUs are a high-risk investment, and can result in a complete loss to the investor. The Class IX HPUs have nominal value unless Aimco’s total return exceeds both hurdles discussed above.

2.	There is no public market for the Class IX HPUs. SMP 2009, L.L.C. (the entity through which Aimco’s officers invest in the Class IX HPUs during the valuation period) may not transfer the Class IX HPUs until the end of the valuation period, and

United States Securities and Exchange Commission
September 7, 2006

then only to its members or to one of their family members (or a family-owned entity). Individuals may not transfer the Class IX HPUs except to a family member (or a family-owned entity) or in the event of death.
3.	During the measurement period, an investor’s interest in the Class IX HPUs is subject to a right of repurchase at such interest’s initial value if the investor’s employment with Aimco terminates.

4.	After the measurement period has ended, increases to Aimco’s stock price do not benefit holders of the Class IX HPUs.

5.	Except in the event of a change of control, Class IX HPUs are not redeemable for Common Stock.
These factors make investment in the Class IX HPUs a high-risk real estate investment that is considerably more risky than investing in Aimco common stock. Most real estate private equity funds require internal rates of return of at least 20%, and though they are generally volatile, these funds do not contain the same downside risk as the Class IX HPUs. Because of the factors noted above that increase the risk of the investment, the discount rate used for the Class IX HPUs was determined to be higher that an investment in common stock or a private equity fund, for example. Lehman Brothers determined that an appropriate range of discount rates was between 20% and 30%. Consistent with recent prior HPU offerings, Aimco selected 24% as the discount rate.
Dividend Growth Rate: The dividend growth rate approximates the growth potential for the cash flow streams paid to holders of the Class IX HPUs in the form of distributions, and as such is critical to the valuation of the Class IX HPUs. Dividend growth often moves in tandem with Aimco’s Adjusted Funds From Operations (“AFFO”) growth. Although Aimco anticipates AFFO growth in coming years, it is reasonable to temper expectations of dividend growth for purposes of valuing the Class IX HPUs because this figure applies in perpetuity (and, therefore, is expected to experience both good and bad market cycles). The 1.5% dividend growth rate selected is at the midpoint of the range of 0% to 3% suggested by Lehman Brothers and is consistent with recent HPU offerings.
As noted above, Lehman Brothers suggested ranges of discount rates and dividend growth rates as part of the valuation it provided to Aimco. Using these ranges, Lehman created a sensitivity matrix that showed the value of the Class IX HPUs at each discount rate between 20% and 30% (at increments of 2%) and at each dividend growth rate between 0% and 3% (at increments of 1%). Using a 24% discount rate and a 1.5% dividend growth rate, which Aimco determined were both reasonable and consistent with recent prior HPU offerings, Aimco determined that the value of the Class IX HPUs was $875,000.
Prior HPU program results: The required benchmarks were reached only in the case of the Class I HPUs. The original investment of $2,070,000 for 15,000 Class I HPUs resulted in the issuance of 2,379,084 Class I HPUs. In the case of Class II, Class III, Class IV, Class V and Class VI HPUs, the benchmarks were not reached. As a result the allocable investments made by the holders of $1.275 million, $1.793 million, $1.793 million, $937,601, and $985,000, respectively, were lost. (See the 2006 Aimco Proxy at p. 4) In the case of Class VII, Class VIII and Class IX HPUs, the valuation periods have not expired. At June 30, 2006, performance

United States Securities and Exchange Commission
September 7, 2006

benchmarks for the Class VIII Units and Class IX Units had been achieved, and would result in the issuance of the equivalent of approximately 258,000 common OP Units if the related measurement periods had ended on that date. (See the Partnership’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 at Note 4, p 14.)
Payment process: The $875,000 aggregate purchase price to be paid by for the Class IX HPUs was funded with cash contributions from the employees participating. If requested, non-executive officers were made loans to facilitate their participation. These loans are full recourse, are payable through payroll deductions and are required to be paid in full by October 31, 2006. Loans to executive officers are not permitted. (See the 2006 Aimco Proxy at p. 6.) Prior to the enactment of the Sarbanes-Oxley Act of 2002, for the Class II, III, IV and V HPU programs, executive officers were permitted to receive loans to facilitate their participation. In some earlier programs, loans were permitted to be repaid over a longer period of time and either through payroll deductions or direct payments. All such loans were full recourse and all prior loans have been repaid in full.
     If you have further questions regarding the information provided, please contact Miles Cortez, Executive Vice President, General Counsel and Secretary of AIMCO-GP, Inc., the general partner of the Partnership, at (303) 691-4301 (phone) or (303) 300-3297 (facsimile), or me at (303) 691-4307 (phone) or (303) 300-3284 (facsimile). In addition, in the event of additional correspondence on this matter or correspondence on any future matter from the Staff, please include Mr. Cortez as an addressee.
Sincerely,
/s/ Thomas M. Herzog
Thomas M. Herzog
Executive Vice President and Chief Financial
Officer of AIMCO-GP, Inc., the general partner of
AIMCO Properties, L.P.

Cc:	Miles Cortez
Robert Y. Walker, IV